UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EverQuote, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001

(Title of Class of Securities)

30041R108

(CUSIP Number)

February 24, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS David B. Blundin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 11,287,453 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 11,287,453 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,287,453 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Link Ventures Investment Vehicle II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,979,711 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,979,711 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,979,711 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Link Equity Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 796,515 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 796,515 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,515 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS LV2 EQ SPV Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,135 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,135 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,135 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Link Ventures LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,173,840 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,173,840 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,173,840 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Cogo Labs, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 792,380 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 792,380 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,380 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Link Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,173,840 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,173,840 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,173,840 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Seth Birnbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 494,852 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 494,852 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,852 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Tomas Revesz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 842,535 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 842,535 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 842,535 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1 (a).	Name of Issuer:	EverQuote, Inc.

Item 1 (b).		Address of Issuer’s Principal Executive Offices:

210 Broadway Cambridge, Massachusetts 02139

Item 2 (a).		Name of Person Filing:

David B. Blundin Link Ventures Investment Vehicle II, LLC Link Equity Partners, LLC LV2 EQ SPV Manager, LLC Link Ventures LLLP Link Management LLC Cogo Labs, Inc. Seth Birnbaum Tomas Revesz

Item 2 (b).		Address of Principal Business Office or, if none, Residence:

One Kendall Square Suite B2106 Cambridge, Massachusetts 02139

Item 2 (c).		Citizenship:

David B. Blundin, United States

Link Ventures Investment Vehicle II, LLC, a Delaware limited liability company

Link Equity Partners, LLC, a Delaware limited liability company

LV2 EQ SPV Manager, LLC, a Delaware limited liability company

Link Ventures LLLP, a Delaware limited partnership

Link Management LLC, a Delaware limited liability company

Cogo Labs, Inc., a Delaware Corporation

Seth Birnbaum, United States

Tomas Revesz, United States

Item 2 (d).		Title of Class of Securities:

Class A Common Stock, par value $0.001 per share

Item 2 (e).		CUSIP Number:

30041R108

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d – 1(b)(1)(ii)(J), please specify the type of institution: ___________

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

As of February 24, 2020, (i) Link Ventures Investment Vehicle II, LLC directly owned 281,215 shares of Class A Common Stock and 5,698,496 shares of Class B Common Stock; (ii) LV2 EQ SPV Manager, LLC directly owned 4,135 shares of Class A Common Stock; (iii) Link Ventures LLLP directly owned 148,650 shares of Class A Common Stock and 3,025,190 shares of Class B Common Stock; (iv) Cogo Labs, Inc. directly owned 792,380 shares of Class B Common Stock; (v) Mr. Birnbaum owned 105,613 shares of Class A Common Stock, 237,904 shares of Class B Common Stock and held options and RSUs to purchase 167,719 shares of Class B Common Stock that vest within 60 days of February 24, 2020; and (vi) Mr. Revesz owned 93,792 shares of Class A Common Stock, 606,520 shares of Class B Common Stock and held options and RSUs to purchase 158,617 shares of Class B Common Stock that vest within 60 days of February 24, 2020.

The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder.

(b)	Percent of class:

Mr. Blundin: 44.3%; Mr. Birnbaum: 1.9%; and Mr. Revesz: 3.2%.

The aggregate percentage of Class A Common Stock is based upon 12,609,098 shares of Class A common stock, $0.001 par value per share, issued and outstanding and 13,528,814 shares of Class B common stock, $0.001 par value per share, as indicated by EverQuote, Inc. in its Form 10-Q for the period ended September 30, 2019.

(c)

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Filing Persons.

(ii)  Shared power to vote or to direct the vote. See Row 6 of the cover page for each of the Filing Persons.

(iii)  Sole power to dispose or to direct the disposition of: See Row 7 of the cover page for each of the Filing Persons.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of the cover page for each of the Filing Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Mr. Blundin is the (i) managing member of Link Ventures Investment Vehicle II, LLC, (ii) managing member of Link Equity Partners, LLC, which is the managing member of LV2 EQ SPV Manager, LLC; (iii) managing member of Link Management LLC, which is the general partner of Link Ventures LLLP; and (iv) managing member of Link Equity Partners, LLC, which is the sole stockholder of Cogo Labs, Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Link Ventures LLLP and Messrs. Birnbaum and Revesz are parties to a Voting Agreement dated as of February 8, 2018, as amended (the “Voting Agreement”). Pursuant to the Voting Agreement, Mr. Blundin holds an irrevocable proxy over the shares of Class A Common Stock and Class B Common Stock held by Messrs. Birnbaum and Revesz.

As of February 24, 2020, Mr. Thomas Ellis was released from the Voting Agreement and is no longer a member of the group.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2020

/s/ David B. Blundin
David B. Blundin

Link Ventures Investment Vehicle II, LLC

By:	/s/ David B. Blundin

David B. Blundin
Managing Manager

Link Ventures LLLP
By: Link Management LLC, its general partner

By:	/s/ David B. Blundin

David B. Blundin
Managing Manager

Link Management LLC

By:	/s/ David B. Blundin

David B. Blundin
Managing Manager

LV2 EQ SPV Manager, LLC
By: Link Equity Partners, LLC, its managing member

By:	/s/ David B. Blundin

David B. Blundin
Managing Manager

Link Equity Partners, LLC

By:	/s/ David B. Blundin

David B. Blundin
Managing Manager

Cogo Labs, Inc.

By:	/s/ Robert Fisher

Robert Fisher
President & Chief Executive Officer

/s/ Seth Birnbaum
Seth Birnbaum

/s/ Tomas Revesz
Tomas Revesz

Exhibit Index

Exhibit No.	Document

1	Joint Filing Agreement, dated February 14, 2019, by and among David B. Blundin, Link Ventures Investment Vehicle II, LLC, LV2 LP EQ Series B SPV, LLC, Link Equity Partners, LLC, LV2 EQ SPV Manager, LLC, Link Ventures LLLP, Link Management LLC, Cogo Labs, Inc., Seth Birnbaum and Tomas Revesz (incorporated by reference to Exhibit 1 to the Schedule 13D filed by David B. Blundin on February 14, 2019).